Madison/Claymore Covered Call & Equity Strategy Fund
2455 Corporate West Drive
Lisle, Illinois 60532

                                                                         September 19, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Madison/Claymore Covered Call & Equity Strategy Fund (the “Fund”) Definitive Proxy Statement

Ladies and Gentlemen:

Filed herewith via EDGAR is the Fund’s Definitive Proxy Statement relating to the annual meeting of shareholders.   The purpose of this filing is to respond to comments received from the staff on the Preliminary Proxy Statement filed on September 1, 2012.  What follows are the staff’s comments, followed by the Fund’s comments thereto.

1.	Comment: On page 2 of the proxy statement, in the second paragraph after the second question, please disclose that Mr. Nyberg will serve until his successor is elected and qualified.

Response:  This disclosure has been added.

2.	Comment: On page 5 of the proxy statement, in response to the last question in the “Q&A” section, disclose the effect of broker non-votes and abstentions or withheld votes on the proposals.

Response:  This disclosure has been added.

3.
Comment:  Regarding the discussion in the proxy statement at the top of page 10 relating to Section 15(f) of the Investment Company Act, confirm supplementally whether the Board of Trustees, as reconstituted immediately after consummation of the transaction, will still meet the second condition of Section 15(f).

Response:   Yes, the Board of Trustees will continue to meet the second condition of Section 15(f) immediately after consummation of the transaction.

4.	Comment: In the trustee table beginning on page 17 of the proxy statement, the following should be added to the heading in the last column: “During the Past Five Years.”

Response:  The column heading has been corrected.

5.	Comment: On page 19, in the table with Phil Blake’s biographical information, please add “During the Past Five Years” to the heading in the last column.

Response:  The column heading has been corrected.

6.
Comment:  The disclosure on page 33 of the proxy statement under the heading “Important Notice Regarding the Availability of Proxy Materials,” should be repeated on the cover page of the proxy statement.

Response:  This change has been made.

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If you have any questions or comments regarding this filing, please call the undersigned at (630) 577-2283, or Pam Krill at (608) 216-9147.

                                                                         Respectfully submitted,

                                                                         /s/ Mark E. Mathiasen

                                                                         Mark E. Mathiasen, Secretary

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